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____ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com February 13, 2014
Via EDGAR Jennifer Gowetski Senior Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628

Re:	CareTrust REIT, Inc.
Form 10
Filed November 7, 2013
File No. 001-36181

Dear Ms. Gowetski:

On behalf of CareTrust REIT, Inc. (the “Company” or “CareTrust”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated December 5, 2013 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-36181) that was filed on November 7, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the November 7, 2013 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions.

Response: The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement, subject to applicable exemptions, in subsequent amendments to the Registration Statement when the information is known and/or factually supportable.

2.	We note your disclosure on page 3 of Exhibit 99.1 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $150 million. Please update your disclosure regarding the credit facility, including the status of any credit agreement as well as its material terms, as applicable.

Response: The Company intends to update the disclosure regarding the credit facility, including the status of any credit agreement as well as its material terms, when such information is available.

Exhibit 99.1

Summary, page 1

3.	We note Ensign Group’s Investor Presentation dated November 7, 2013 and the reference to initial ownership of 97 skilled nursing, assisted living and independent living facilities. We further note your reference on page 1 of this Exhibit 99.1 that CareTrust will hold substantially all of the real property owned by Ensign, which consists of 96 skilled nursing, assisted living and independent living facilities. Please revise or advise. In addition, please briefly explain why Ensign will retain certain properties and identify such properties.

Response: The Information Statement filed on November 7, 2013, indicated that the Company’s initial portfolio, on a pro forma basis as of June 30, 2013, consisted of 96 facilities. This is consistent with the financial and pro forma financial information presented in the document, all of which was as of that date. The Investor Presentation of The Ensign Group, Inc. (“Ensign”), dated November 7, 2013, reflected property information as of November 1, 2013, and thus reflected 97 facilities.

Except as described below, CareTrust will hold all of Ensign’s owned real property, which, on a pro forma basis as of September 30, 2013, results in an initial portfolio for CareTrust of 97 skilled nursing, assisted living and independent living facilities. After the Spin-Off, all of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that CareTrust will operate. The real property expected to be retained by Ensign following the Spin-Off includes (i) a skilled nursing facility located in California where significant real estate development activity is planned, and (ii) additional properties that Ensign may acquire prior to the Spin-Off. Ensign will continue to operate the properties that it leases from parties other than CareTrust.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

The disclosure in the Information Statement has been revised to update the property information and better describe the Company’s initial portfolio and the properties that will be retained by Ensign.

Overview of the Spin-Off, page 2

4.	We note your disclosure on page 3 that you expect that a certain amount of the proceeds from the issuance of the unsecured notes will be transferred to Ensign in connection with the contribution of assets to you by Ensign. Please revise to include this information in the overview and explain whether you received property appraisals in connection with the facilities to be transferred or how you otherwise determined the amount of proceeds to be transferred to Ensign.

Response: The disclosure has been revised as requested.

5.	We note your disclosure regarding the purging distribution that CareTrust expects to make shortly after the spin-off. Please advise whether you intend to quantify such purging distribution and highlight its tax treatment. We may have further comment.

Response: The Company intends to provide an estimate of the aggregate amount of the purging distribution when such information is known, and will revise the disclosure in the Information Statement accordingly. The Information Statement highlights the tax treatment of the purging distribution on page 45 under “The Spin-Off—The Purging Distribution” and on page 130 under “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Annual Distribution Requirements—Earnings and Profits Distribution Requirement.”

Emerging Growth Company Status, page 4

6.	We note your disclosure that you may elect to take advantage of the extended transition period under Section 107(b). Please revise to clarify whether you will elect to take advantage of the extended transition period or opt out.

Response: The disclosure has been revised as requested.

Risk Associated with Our Business and the Spin-Off, page 5

7.	We note your statement on page 5 that one should carefully consider the matters discussed under the heading “Risk Factors.” Please revise to briefly highlight the most significant risk factors discussed under the heading “Risk Factors,” including, as applicable, that the spin-off may be deemed taxable, your agreements with Ensign may not reflect arms-length terms and you are subject to applicable requirements of Ensign’s 2013 corporate integrity agreement.

Response: The disclosure has been revised as requested.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

Risk Factors, page 16

After the Spin-Off, Christopher R. Christensen …, page 19

8.	We note your disclosure that Mr. Christensen will continue to serve as Ensign’s CEO and as a director for both you and Ensign. In an appropriate section, please disclose how conflicts related to this position will be resolved. Further, please revise your disclosure on page 90 regarding under the section “Compensation Committee Interlocks and Insider Participation” as appropriate.

Response: This risk factor has been revised to better describe the risks associated with the potential conflicts of interest. Additional disclosure has been added under “Certain Relationships and Related Person Transactions—Procedures for Approval of Related Person Transactions” to describe how conflicts related to Mr. Christensen’s position are expected to be resolved. The disclosure under “Compensation Committee Interlocks and Insider Participation” has been revised as requested.

Risks Related to our Business, page 25

We will be dependent on Ensign …, page 25

9.	We note your disclosure that additional risks relating to Ensign’s business may be found in Ensign’s public filings. Please clarify that all risks regarding Ensign’s business that are material to your business and this transaction are disclosed in this filing.

Response: The disclosure that additional risks relating to Ensign’s business may be found in Ensign’s public filings has been removed. The Company believes that all risks regarding Ensign’s business that are material to the Company’s business and this transaction are disclosed in this filing.

CareTrust’s Unaudited Pro Forma Combined Financial Statements

CareTrust’s Unaudited Pro Forma Combined Balance Sheet, page 53

10.	Please clarify how the issuance of your shares to Ensign stockholder’s in connection with the Spin-Off has been reflected in your unaudited pro forma combined balance sheet.

Response: The Company intends to update the disclosure regarding the effect of the distribution of its shares to Ensign’s stockholders in its Unaudited Pro Forma Combined Balance Sheet once the distribution ratio has been determined.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

CareTrust’s Unaudited Pro Forma Combined Statement of Income, page 54

11.	We note that you anticipate entering into several agreements prior to consummation of spin-off including entering into five master lease agreements, issuance of $350 million in unsecured notes, and a new line of credit. For each of these new agreements, please disclose any relevant terms that are currently known by management, including interest rates, rental amounts, and terms. Please ensure management updates these disclosures when these material provisions become known.

Response: The Information Statement includes a revised summary of the material terms of the Master Leases. The Company has also updated its Unaudited Pro Forma Combined Financial Statements and corresponding footnote disclosures to reflect all currently known material terms of the Master Leases, the unsecured notes and the new line of credit. The Company intends to update the disclosures in the Information Statement with additional material terms when they become known.

Notes to CareTrust’s Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 56

Adjustment (1), page 56

12.	We note your disclosure on page 3 that some of the proceeds from the issuance of the notes will be will be transferred to Ensign in connection with the contribution of assets from Ensign and that Ensign will use the funds received to repay certain indebtedness and pay up to eight regular quarterly dividends. Please clarify how this transaction has been reflected in your unaudited pro forma combined financial statements and the unaudited pro forma combined financial statements of The Ensign Group, Inc.

Response: The Company has updated the Information Statement to reflect the receipt and application of the proceeds from the issuance of the notes in its Unaudited Pro Forma Combined Balance Sheet and corresponding footnote disclosures, and the transfer of a portion of the net proceeds to Ensign in Ensign’s Unaudited Pro Forma Consolidated Balance Sheet and corresponding footnote disclosures, to reflect all currently known facts.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

Adjustment (4), page 56

13.	We note your disclosure that pro forma weighted average dilutive shares reflect potential common shares from Ensign’s equity plans, in which your employees participate. Please clarify how the amount of shares presented is factually supportable. This comment also applies to Footnote (8) on page 62.

Response: The Company respectfully informs the Staff that pro forma earnings per share and pro forma weighted average diluted shares outstanding will be based on the distribution ratio in the Spin-Off, which has not yet been determined. Once the distribution ratio has been determined and is factually supportable, the Company intends to present the pro forma earnings per share and the pro forma weighted average diluted shares outstanding.

Notes to Ensign Group’s Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 61

Adjustment (4), page 61

14.	Please tell us how the adjustment to remove non-recurring expenses incurred during the six months ended June 30, 2013 directly related to the Spin-Off have a continuing impact.

Response: The Unaudited Pro Forma Combined Financial Statements have been revised and no longer reflect such adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Revenues and Expenses Following the Spin-Off, page 65

15.	We note your disclosure of anticipated revenues and costs to be incurred during the first year after spin-off. Please revise your disclosure to describe how management determined these amounts.

Response: The disclosure has been revised as requested.

Discussion of Historical Results of Operations of Ensign Properties

Non-GAAP Measurements, page 66

16.	We note your exclusion of non-cash expenses from your calculation of AFFO. Given that management has designated AFFO as an earnings measure, please tell us why it is appropriate to excluded based upon the items being non-cash.

Response: In the Registration Statement, the Company now refers to Funds Available for Distribution, or “FAD,” instead of AFFO. FAD is a commonly used supplemental measure of operating performance for REITs. As described in the Registration Statement, the Company believes that by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FAD can help investors compare the Company’s operating performance between periods and to that of other REITs.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

Obligations and Commitments, page 73

17.	In addition to the pro forma table currently presented, please include a contractual obligation table of Ensign Properties.

Response: The disclosure has been revised as requested.

Business, page 78

18.	Please provide more detail regarding the Master Leases. For example only, please identify the number of properties, the type of properties, the location of the properties subject to each lease, and the extension period applicable to each lease. Additionally, we note your disclosure on page 100 that, in the event of default with respect to one property, you may terminate the Master Lease. Please clarify if you would be able to terminate all of the Master Leases, or only the Master Lease that encompasses the specific property.

Response: The Company intends to update the disclosures in the Information Statement with more detail regarding the Master Leases when such information is available. The disclosure under “Our Relationship With Ensign Following the Spin-Off—Master Leases” on page 105 has been revised as requested to clarify that, upon an event of default under a Master Lease with respect to one property, the Company would be able to terminate all of the Master Leases.

Portfolio Summary, page 78

19.	Please revise the table on page 79 to provide a more detailed breakdown of the property type and location. For example, for California, please specify the number of properties that are skilled nursing facilities, the number that are assisted living facilities, the number of beds by property type, and the average revenue received monthly per bed based on property type. With respect to the independent living facilities, please disclose the average effective rent per unit.

Response: The disclosure has been revised as requested.

20.	We note your statement on page 78 that you have a geographically diverse portfolio of properties and the table on page 79. You appear to have properties concentrated in California and Texas. Please revise to include the geographical diversification based on revenues and include risk factor disclosure, as applicable.

Response: The disclosure has been revised as requested.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

21.	We note that you will own and operate three independent living facilities. Please revise to briefly explain the business purpose for owning and operating these facilities.

Response: The disclosure has been revised as requested.

Employees, page 85

22.	Please clarify whether your employees also will continue to be employees of Ensign or an affiliate or whether you will need to engage in hiring post spin-off. If your employees will also be employees of Ensign, please add disclosure regarding potential conflicts of interest.

Response: The disclosure has been revised as requested.

Management, page 87

23.	Please clarify who will serve as your principal financial officer and principal accounting officer.

Response: The disclosure has been revised as requested.

Financial Statements, page F-1

24.	Please update your financial statements, pro formas and other financial information presented.

Response: The disclosures have been revised as requested to the extent the information is currently known and factually supportable. The Company will update the information in future amended filings as additional information becomes known or factually supportable.

Combined Statements of Income (Loss), page F-4

25.	Please tell us how your current presentation of interest expense and amortization of deferred financing costs within operating expenses is appropriate. If any changes are made, please ensure that these changes are reflected in the pro formas also.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s Combined Statements of Income (Loss) do not include a subtotal line item for operating income. The Company has reviewed Rule 5-03 of Regulation S-X and the presentations utilized by other registrant real estate companies, including REITs. The Company believes it is acceptable, and common practice for peer companies in our industry, to present the Combined Statements of Income (Loss) without a subtotal for operating income, with all expenses grouped under a single “Expenses” heading.

Jennifer Gowetski

Securities and Exchange Commission

February 13, 2014

Notes to Consolidated Financial Statements

5. Related Party Transactions, page F-43

26.	We note your disclosure that corporate expenses are allocated from the Parent. For each type of costs allocated, please clarify the allocation methodology used and disclose the calculation.

Response: The disclosure has been revised as requested.

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (213) 687-5396.

Sincerely,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc:	Gregory K. Stapley, President and Chief Executive Officer

CareTrust REIT, Inc.

William M. Wagner, Chief Financial Officer

CareTrust REIT, Inc.

Suzanne D. Snapper, Chief Financial Officer

The Ensign Group, Inc.

Chad A. Keetch, Assistant Secretary

The Ensign Group, Inc.